Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) to be filed on or about February 27, 2009 and related Prospectus of Allergan, Inc. for the registration of debt securities, common stock, preferred stock; warrants to purchase debt securities, common stock, preferred stock or depositary shares; rights to purchase common stock or preferred stock; and depositary shares and to the incorporation by reference therein of our reports dated February 25, 2009, with respect to the consolidated financial statements and schedule of Allergan, Inc., and the effectiveness of internal control over financial reporting of Allergan, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Orange County, California

February 25, 2009